AB
3/10

08029405

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-65204

SEC Mail Processing
Section

FEB 2 9 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CROCKER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

2999 OAK ROAD, SUITE 1010
(No and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94597 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LISA R. MELLO,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CROCKER SECURITIES, LLC,** as of **DECEMBER 31, 2007,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lisa R. Mello
Signature

Member
Title

(See Attachment)
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Contra Costa

On Feb. 28, 2008 (Date) before me, Ruth A. Martinie, Notary Public, (Here Insert Name and Title of the Officer)

personally appeared Lisa R. Mello (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

RUTH A. MARTINIE
Commission # 1526867
Notary Public - California
Contra Costa County
My Comm. Expires Nov 15, 2008

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Ruth A. Martinie (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation of Audited Financials

Document Date: 2/25/2008 Number of Pages: 15

Signer(s) Other Than Named Above: none

Capacity(ies) Claimed by Signer(s)

Signer's Name: Lisa R. Mello
- ☐ Individual
- ☑ Corporate Officer — Title(s): Member
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Crocker Securities, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Members
Crocker Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Crocker Securities, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crocker Securities, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Wintter & Associates

February 25, 2008

Crocker Securities, LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 34,079
Receivable from clearing organization	50,256
Securities owned at market value	1,599,970
Other assets	10,016
Office furniture, equipment and software, net of $34,128 accumulated depreciation	9,419
Total assets	$ 1,703,740

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 43,255
Commissions payable	250,543
Due to clearing organization	997,794
Total liabilities	1,291,592
Members' equity	412,148
Total liabilities and members' equity	$ 1,703,740

See independent auditor's report and accompanying notes.

Crocker Securities, LLC

Statement of Operations

For the Year Ended December 31, 2007

Revenue		
Commissions revenue	$	4,806,006
Underwriting revenue		113,906
Private placement fees		15,600
Other income		35,000
		4,970,512
Expenses		
Commission expense		3,220,675
Compensation and benefits		802,881
Professional fees		354,002
Clearing fees		120,524
Quote and research fees		102,738
Occupancy		87,576
Regulatory fees		23,541
Depreciation expense		7,309
Other operating expenses		109,905
Total expenses		4,829,151
Income before income taxes		141,361
Income tax expense		800
Net income	$	140,561

See independent auditor's report and accompanying notes.

Crocker Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2007

Members' Equity at December 31, 2006	$ 389,772
Member distributions	(118,185)
Net Income	140,561
Members' Equity at December 31, 2007	$ 412,148

See independent auditor's report and accompanying notes.

Crocker Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 140,561
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	7,309
Unrealized gain in marketable securites owned	(42,023)
(Increase) decrease in:	
Securities owned at market value	(816,311)
Advances to employees	7,000
Increase (decrease) in:	
Accrued liabilities	3,059
Commissions payable	60,302
Due to clearing organization	784,976
Securities sold short	(5,250)
Net cash provided (used) by operating activities	139,623
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(4,464)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(118,185)
Net increase (decrease) in cash and cash equivalents	$ 16,974
Cash and cash equivalents, beginning of year	17,105
Cash and cash equivalents, end of year	$ 34,079
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 1,831
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Crocker Securities, LLC

Notes to the Financial Statements

December 31, 2007

(1) Organization

The Company was organized as a limited liability company on February 19, 2002 in the state of California. In March 2002 the company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities and Exchange Act of 1934.

The Company's primary business is to act as a broker-dealer of municipal and other debt securities. The Company may also underwrite municipal securities and provide consulting services to municipalities.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain high liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Securities Owned
Securities owned consist of municipal bonds and debt securities which are stated at market value with related changes in unrealized appreciation of $42,023 reflected in commission revenue.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee of $6,000 based on gross revenue.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $296,844, which exceeded the requirement by $196,844.

(4) Lease Obligations

The Company leases office space in Walnut Creek, California. The original lease term began on May 1, 2005 and was amended in 2007. The new lease term began on August 29, 2007 and continues through April 30, 2010. The minimum lease payments to be made over the term of the lease are as follows:

For year ended	Amount
December 31, 2008	$ 54,875
December 31, 2009	55,940
December 31, 2010	18,765
Total future minimum lease payments	$ 129,580

(5) Company Pension Plan

The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company contributes 3% of an employee's gross wages of up to $225,000 in gross wages per each employee. The Company's contribution to this plan will be $30,000 all of which was accrued and unpaid as of December 31, 2007.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(8) Related Party Transactions

The Company pays management fees to Pinyon Corporation, a 76% member of the Company, for consulting services. During 2007, the Company paid $262,666 to Pinyon Corporation.

SUPPLEMENTAL INFORMATION

Crocker Securities, LLC
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Net Capital		
Total members' equity qualified for net capital		$ 412,148
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 10,016	
Property and equipment (net)	9,419	
Total non-allowable assets		19,435
Net capital before haircuts		392,713
Less: Haircuts		
Haircut on securities		95,869
Net capital		296,844
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,291,592 or $100,000, whichever is greater		100,000
Excess net capital		$ 196,844

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

There were no material differences noted in the Company's net computation at December 31, 2007.

Crocker Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Pershing or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Crocker Securities, LLC
Walnut Creek, California

In planning and performing our audit of the financial statements and supplemental schedules of Crocker Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2008

END